Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Central, Hong Kong

VIA EDGAR and FACSIMILE

June 28, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Matthew Crispino, Staff Attorney

Re:	AutoNavi Holdings Limited (the “Company”) Registration Statement on Form F-1 (File No. 333-167402)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:30 p.m. New York City Time on June 30, 2010, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 16, 2010, through the date hereof:

Preliminary Prospectus dated June 16, 2010:

7,838 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours, GOLDMAN SACHS (ASIA) L.L.C. As Representative of the several Underwriters

By: GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Xiaoyin Zhang
Name:	Xiaoyin Zhang
Title:	Managing Director